Itaú Unibanco S.A.

_results
2Q23

Itaú

_2Q23 Results

Results will be published in the investor relations website on August 7th, after trading hours in Brazil and the United States.

Aug 8th

at 9 a.m. (EDT) | **at 10 a.m.** (Brasília time)

english and portuguese

_Interactive meeting

We will present our 2Q23 results in an interactive meeting, with a Q&A session at the end.

register now

_Check out the speakers



_Milton Maluhy
CEO



_Alexsandro Broedel
CFO



_Renato Lulia
IRO

Follow Itaú Unibanco's latest news on our **Investor Relations website**.